NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD	781 565 5000
	BURLINGTON, MA 01803	NUANCE.COM

April 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs
Christine Dietz
Stephen Krikorian
Ji Shin
Laura Veator

Re:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 22, 2016
Form 8-K furnished on November 17, 2016
File No. 001-36056

Ladies and Gentlemen:

On behalf of Nuance Communications, Inc. (the “Company”), this letter is to confirm that the Company has received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2017, relating to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2016 filed with the Commission on November 22, 2016 and the Company’s current report on Form 8-K furnished to the Commission on November 17, 2016. The Company is in the process of preparing a response and requires additional time to review the proposed response with its outside counsel and independent public accounting firm. The Company expects to have the response completed on or about April 28, 2017.

Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,

/s/ Kenneth M. Siegel

Kenneth M. Siegel
EVP & Chief Legal Officer

cc:	Paul Ricci, Nuance Communications, Inc.
Daniel Tempesta, Nuance Communications, Inc.
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation